UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

ENZON PHARMACEUTICALS, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series C Non-Convertible Redeemable Preferred Stock
(Title of Class of Securities)

293904702
(CUSIP Number of Class of Securities)

Richard L. Feinstein

Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.

20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
(732) 980-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Todd E. Mason
Corby J. Baumann
Benjamin M. Russell
Thompson Hine LLP
300 Madison Avenue, 27th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2026, and amended by Amendment No. 1 thereto, filed with the SEC on February 11, 2026, Amendment No. 2 thereto, filed with the SEC on February 27, 2026, Amendment No. 3 thereto, filed with the SEC on March 3, 2026, Amendment No. 4 thereto, filed with the SEC on March 9, 2026, Amendment No. 5 thereto, filed with the SEC on March 11, 2026, Amendment No. 6 thereto, filed with the SEC on March 16, 2026, and Amendment No. 7 thereto, filed with the SEC on March 18, 2026 (as hereby amended and supplemented and together with any other amendments and supplements thereto, this “Schedule TO”), is filed by Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “us” or “we”) and relates to an exchange offer (the “Offer”) by the Company to each holder of its Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”) to exchange each share of Series C Preferred Stock validly tendered and not validly withdrawn for a number of shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”) equal to (i) the aggregate liquidation preference of each share of Series C Preferred Stock, divided by (ii) $7.83 after giving effect to the Reverse Stock Split (as defined in the Prospectus/Consent Solicitation/Offer to Exchange, dated January 28, 2026, filed with the SEC on January 28, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”)). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Consent Solicitation/Offer to Exchange and in the related Letter of Transmittal.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Prospectus/Consent Solicitation/Offer to Exchange.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

On March 24, 2026, the Company announced that the Reverse Stock Split will become effective on March 24, 2026, at 4:30 p.m., Eastern Time, and the Common Stock is expected to begin trading on a reverse stock split-adjusted basis on the OTCQB at market open on March 25, 2026. The Company was required to complete the Reverse Stock Split prior to the consummation of the Merger. For additional information regarding the Reverse Stock Split and the Merger, please see the Prospectus/Consent Solicitation/Offer to Exchange.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Exhibit
(a)(1)(K)	Press Release issued by Enzon Pharmaceuticals, Inc., dated March 24, 2026 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Enzon Pharmaceuticals, Inc. with the SEC on March 24, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Richard L. Feinstein
Name:	Richard L. Feinstein
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Dated: March 24, 2026

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